Wintrust Financial Corporation
Form 10-K, Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The following table presents the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the last five years.

(Dollars in thousands)		Years ended December 31,
		2015	2014	2013	2012	2011
Income before income taxes	A	$251,765	$246,431	$224,440	$180,132	$128,033

Interest expense:
Interest on deposits		$48,863	$48,411	$53,191	$68,305	$87,938
Interest on other borrowings	C	28,072	24,281	26,891	39,200	56,478
Total interest expense	B	$76,935	$72,692	$80,082	$107,505	$144,416

Dividends on preferred shares (1)	D	$17,891	$10,498	$13,822	$14,836	$6,592

Ratio of earnings to fixed charges and preferred stock dividends:
Including deposit interest	(A+B) / (B+D)	3.47x	3.84x	3.24x	2.35x	1.80x
Excluding deposit interest	(A+C) / (C+D)	6.09x	7.78x	6.17x	4.06x	2.93x

(1)	The dividends on preferred shares were increased to amounts representing the pre-tax earnings that would be required to cover such dividend requirements.